Exhibit 99.(h)(10)

Tributary

SCHEDULE I TO THE OPERATING AGREEMENT

•Additions and/or changes are noted in BOLD•

Updated as of December 20, 2011

Fund Company	Fund	Share Class	No- load	Purchase Availability	PPMF ($)	Minimum Waived	Effective Date
Tributary Funds Inc	Tributary Balanced Fund	Institutional	*	MFMP	—	—	4/17/06
Tributary Funds Inc	Tributary Growth Opportunity Fund	Institutional	*	MFMP	—	—	4/17/06
Tributary Funds Inc	Tributary Small Company Fund	Institutional	*	MFMP	—	—	6/16/11

*                                          Indicates that Fund has no sales charge, as that term is defined in Rule 2830, and, if such Fund has a distribution or shareholder servicing plan maintained or adopted pursuant to Rule 12b-1 under the 1940 Act (“Rule 12b-1 Plan”), such Fund’s Rule 12b-1 Plan does not exceed 25 basis points per annum.

MFMP                Indicates that Fund can be made available for purchase to all MFMP investors.